Hello!

I am reaching out to share our exciting news.

We have successfully accomplished our first sale to Aerocharter de Mexico and the money is in the bank!

We are so grateful for your support to help us achieve this milestone!

Thank you again!

Maury

1st Touch resent to unopened/bounced addresses

Subject: Reserve your spot in Ramper Innovations' Investment Round!

Hello [NAME],

Just before Christmas I sent you an email and I believe most of them wound up in Spam or Junk folders. It is important to me to offer my friends and family the opportunity to invest in Ramper Innovations before I accept funds from firms or larger investors. So, I am resending you the email below to ensure you have the chance to get involved if you'd like. If you have any questions, please don't hesitate to pick up the phone and give me a call or send me a text message, (907) 738-0740. And, if you know someone who may be interested in investing, please feel free to share this email far and wide.

Talk soon,

Tim

I hope this holiday season is treating you well! I am excited to share Ramper Innovations' progress with you and offer you the opportunity to invest at this encouraging time in our growth. Rather than using a large investment firm, we decided to raise using Wefunder to share the upside of our success with the people who know us best — our family, friends, and customers. Each of you is important to us and has shown support to me personally and Ramper Innovations, so we invite you to become a shareholder in the company.

Our campaign page has officially* launched!

Click here to get more details.

*Our raise is currently in the "testing the waters" phase while we finalize our paperwork and SEC (Securities and Exchange Commission) filings, so you'll only be making a reservation – not investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Why invest? Join us in our mission to save rampers' backs, save airlines money, and save your bags while bringing manufacturing to Sitka. Become an owner of Ramper Innovations.

We have two patents on our technology. In addition, we've secured documentation from Boeing and Airbus giving us a No Technical Objection (NTO) for using TISABAS in the aircraft. The NTO allowed us to move forward quickly in the last five months, accomplishing the following:

1) We signed Beta test agreements and started pilots with airlines AeroMexico and Viva Aerobus, and ground service handling company AeroCharter de Mexico;
2) Obtained a signed Distribution Agreement with HQ Mex, a distributor to Mexican airlines and ground service handling companies, for 40 units in 2022;
3) Three international companies have requested quotes to purchase TISABAS;
4) Achieved first sale with AeroCharter.

The timing to invest is excellent because we have sales in progress. We will use the funds to purchase materials and manufacturer units to fulfil the orders.

Please help us spread the word and share this email with others.

If you want to chat more about the opportunity, I am happy to do so. Feel free to call me any time at (907) 738-0740, schedule a video call here, or email me back with specific questions. Again, I am more than happy to share the excitement.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted, and no part of the purchase price will be received until Form C is filed and only through the Wefunder platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Have a Merry Christmas and a Grand New Year. I look forward to our paths crossing in some way in 2022!

Talk soon,

Tim

If you have questions about investing in startups or about Wefunder click here.

P.S. I know that you work hard for your money, and I promise we will work hard to get you a great return on your investment.

P.P.S. I also understand that not everyone can invest, however, everyone has the power to spread the word and we appreciate you spreading our exciting news far and wide.

1st Touch

Subject: Reserve your spot in Ramper Innovations' Investment Round!

Hello [NAME],

I hope this holiday season is treating you well! I am excited to share Ramper Innovations' progress with you and offer you the opportunity to invest at this encouraging time in our growth. Rather than using a large investment firm, we decided to raise using Wefunder to share the upside of our success with the people who know us best — our family, friends, and customers. Each of you is important to us and has shown support to me personally and Ramper Innovations, so we invite you to become a shareholder in the company.

Our campaign page has officially* launched!

Click here to get more details.

*Our raise is currently in the "testing the waters" phase while we finalize our paperwork and SEC (Securities and Exchange Commission) filings, so you'll only be making a reservation – not investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Why invest? Join us in our mission to save rampers' backs, save airlines money, and save your bags while bringing manufacturing to Sitka. Become an owner of Ramper Innovations.

We have two patents on our technology. In addition, we've secured documentation from Boeing and Airbus giving us a No Technical Objection (NTO) for using TISABAS in the aircraft. The NTO allowed us to move forward quickly in the last five months, accomplishing the following:

5) We signed Beta test agreements and started pilots with airlines AeroMexico and Viva Aerobus, and ground service handling company AeroCharter de Mexico;
6) Obtained a signed Distribution Agreement with HQ Mex, a distributor to Mexican airlines and ground service handling companies, for 40 units in 2022;
7) Three international companies have requested quotes to purchase TISABAS;
8) Achieved first sale of five units with AeroCharter with an option for ten more!

The timing to invest is excellent because we have sales in progress. We will use the funds to purchase materials and manufacturer units to fulfil the orders.

Please help us spread the word and share this email with others.

If you want to chat more about the opportunity, I am happy to do so. Feel free to call me any time at (907) 738-0740, schedule a video call here, or email me back with specific questions. Again, I am more than happy to share the excitement.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted, and no part of the purchase price will be received until Form C is filed and only through the Wefunder platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Have a Merry Christmas and a Grand New Year. I look forward to our paths crossing in some way in 2022!

Talk soon,

Tim

If you have questions about investing in startups or about Wefunder click here.

P.S. I know that you work hard for your money, and I promise we will work hard to get you a great return on your investment.

P.P.S. I also understand that not everyone can invest, however, everyone has the power to spread the word and we appreciate you spreading our exciting news far and wide.

Hey there,

First off, thank you so much for making a reservation with WeFunder to invest in Ramper Innovations, Inc!

It has been brought to our attention that you have been receiving many emails (nearly daily) from Wefunder. We are sorry you have been inundated, we didn't know that would be happening.

Upon inquiring, I was told you can change your email notification settings by going to 'settings' in your Wefunder profile.

We will send you an email directly with the directions to make your investment once our SEC filing is approved, so don't worry about the potentiality of missing important information.

If you have technical questions about your Wefunder account send them to support@wefunder.com. Otherwise, please don't hesitate to send any questions my way and I will help you to the best of my ability.

Thanks again for your support!

All the best,

Maury

Maury A. Hackett
Executive Assistant

Ramper Innovations Inc.

RamperInnovations.com

TISABAS TM
Reducing Costs & Injuries of Ground Handling Operations

Hello everyone,

I hope that the New Year is starting well for you.

It has been busy at Ramper Innovations with closing our first sale, getting ready to produce our first units, working on our Wefunder campaign, and many other activities.

I was looking at the year while putting together the content for this email and our first formal planning session with our advisory board. I am amazed at what we got done in 2021 and excited at what lies ahead in 2022.

To start, here is a quick highlight of what went right and what didn't last year—followed by the output of our 2022 planning session and an overview of where we are going. Finally, I wrap up this message asking you to help spread the word about our WeFunder Campaign.

What Went Right
- Still in business!
- No Technical Objection (NTO) or no NTO required for Boeing and Airbus – big win!
- Pilot with Menzies Aviation Services unloading Cargo In Cabin (CIC) from A330's in LA -> lead to Air Canada's CIC 777 -> lots of promotional videos -> AeroCharter sale
- Idaho Governor's Virtual Trade Mission to Mexico
- Demos with AeroMexico and VivaAerobus - learned a lot

- Distribution Agreement with HQ Mex

- LinkedIn post from Luis, CEO of AeroCharter – 5000 views, resulted in 15 inquiries and 3 quotes
- Advisory Board – added Tom and David
- Established a diverse Friends of Ramper Innovations group – people willing to help us but not able to commit to the time it takes to be on the advisory board
- More Staff – Maury, Executive Assistant, and Charlie, Head of Product Development and Production. Both are currently working as independent contractors and taking stock as partial compensation
- Found a temporary CFO with a manufacturing background, experience with product pricing, and as a startup founder
- Boise State University Capstone Project – getting TISABAS off the floor, on wheels, and still using our folding technology – opens up other industries
- Second time at GSE Expo, much better than the first time
- New connections with manufacturers and distributors worldwide
- We heard people talking about the value TISABAS can bring to their operations
- Great conversations at the right level with potential customers
- Marketing
- Updated our website

- LinkedIn – Tim went from 50 to 2500 contacts; Ramper went from 5 to 708 followers. We are consistently posting, and people are responding. We encourage you to "Like" our posts; it helps boost their visibility.

- Contracted with a new marketing firm with an extensive history and connections in aviation

- Raised additional $75K
- Initiated our Wefunder campaign
- OK to put TISABAS in the belly of Alaska, Swoop, AeroMexico, VivaAerobus, and Air Canada aircraft - more to come
- Seven proposals sent out in 2021 up from zero in 2020
- Commitment to purchase 40 units in 2022 from HQ Mex, our distribution partner in Mexico
- Obligation from AeroCharter to purchase five units.

What Didn't
- Time spent fundraising.
  - The resolution, with Sales and the Wefunder campaign, we will extend our cash reserves out far enough that we will not need to raise for several months
- Longer sales cycle than we had imagined.
  - In reality, being a startup company introducing a new product to an industry severely affected by a worldwide pandemic, we are doing good.
  - The resolution, we are developing a sales process that will get us the data we need to define how our customers buy clearly. Getting sales rolling will help immensely.
- Demos for Cargo in Cabin (CIC) – no sale

  - The reality, though no direct sale with the first two demos, we learned a lot, got some great photos and video's that ultimately led to a sale
  - Don't have a repeatable sales process, don't understand why people are not buying
  - The resolution, working to bring on an advisor with a history of selling ground service equipment to airlines and ground service handling companies. He also has a history of introducing new products. If we cannot get Neil, we will continue to look for someone with sales experience in aviation.
- Not having a robust CRM (Customer Relationship Management) system
  - The resolution, we have purchased Zoho as our CRM. We chose them because it is a very powerful, adaptable system and they offer excellent customer support. This support is helping us establish processes and best practices for our needs now and in the future
- Product - identifying failure (could be good or bad)
  - In reality, it was an issue getting the unit fixed in Mexico. We were able to fix the issues, and if you can make it happen in Mexico I think, you can make it happen just about anywhere. Units have been working for about six weeks without any issues.
- Need more demo units
  - The resolution, we are building three additional units when we are manufacturing for the AeroCharter order.

Goals for 2022

1. Sales – $1.2M
2. Fundraising - $500,000 – cash flow positive through 2023
3. Develop a proven and repeatable Manufacturing Process
4. Continue to build the Ramper brand and reputation

Quarterly Actions

Q1
5. Get a second sale closed
6. Produce the units sold in 2021 Q4
7. Establish build process for multiple units
8. Explore "Leasing" offering

9. Establish the cost of our "Warranty & Service" offering
10. Support product in the field
11. Strategically define what positions we need to hire for and establish a hiring process
12. Sales – keep the funnel full and make regular sales while building products to fulfill orders

Second Half of Year

13. Fulfill orders
14. Continue selling

Concerns we are working through

15. Fulfilling large orders
16. A repeatable and successful sales process
17. Defining a build process for increased unit production
18. When and who to hire
19. Qualifying the right buyers and moving them down the sales funnel
20. Supply chain, pricing, continuous improvement, build process, security, IT

The above is the output of the 2022 Planning Session I did with the Advisory Board which I wanted to share with you. I plan to continue the process with our Advisory Board on a quarterly Basis. The following is the company update in my usual format!

Overview

Customers

Since the holidays are busy for the airlines and ground handling companies, we prepared to produce the units ordered.

I was hoping to say that the money is in the bank, but we are still working with AeroCharter's CFO

We are getting our third unit to Mexico to support HQ Mex (our distributor), who has other interested customers, and a need to finish the AeroMexico and Viva Aerobus beta trials.

I sent a sales proposal to a Chinese company. I expect them to buy by the end of January 2022 and feel good about the prospect of the value in that market and what it can mean to Ramper Innovations.

We have twenty-plus interested companies that we are moving through the sales process. I started re-engaging with them the first week of January.

Our new CRM is already very helpful in helping us track our correspondence with these companies and, our growing database of customer contacts we are building.

Manufacturing

We have been swamped on this front; however, the time we spent developing relationships earlier is now paying off. Everyone is working with us, very supportive, and ready to make it happen. We are just waiting on the deposit from AeroCharter to start getting the parts and material for the five units they are purchasing.

Wefunder

As I briefly mentioned earlier, we currently have 14 investors that have reserved $50K in investment in our Wefunder campaign. In addition, we have another six that have not made a reservation but indicated they would be interested when the time comes. We are currently working through the required paperwork and anticipating that we will start taking investment by mid-February. We expect to raise $500K through this process.

Getting to the complete $100K to receive the matching funds from the 49th State Angel fund is our immediate goal (we are ½ way).

2021 Financials / 2022 Budget

We ended 2021 with $20,664 in cash reserves

2021 Simplified P&L

Beginning cash	$23,996
Raised	$99,074
Expenses	$102,406
Net	**$20,664**

I like how our 2022 projections are looking. We will have $730K in cash reserves when we reach our sales and fundraising targets. But, of course, we are here to build a company and will use those funds to do just that.

Going into 2022, I plan to share a profit and loss with you every quarter. I meet weekly with our advisory board members, and we will meet quarterly as a board.

Finance

Getting the 30% down payment from AeroCharter will give us a significant boost. However, the process to finalize the terms with a committed buyer indicates what we will need to address as we move forward with our sales process.

We think UPS Ventures is an excellent strategic money raise and have sent them our executive summary.

I was able to get everything to the SBA to reconsider our EIDL loan request. Unfortunately, our contact at the Alaska SBA is moving on with his career. However, he has connected me with another Alaska-based SBA employee. Fingers crossed that this contact is as responsive as he was.

Miscellaneous

We transitioned over to our new marketing firm this week. I am pleased with the direction we are heading. I was having some issues with how the old firm was doing our marketing, so I went through our interviewing process. We interviewed locally, in-state, and nationally. Part of our process is to follow up with conversations with references. We chose Florida-based AeroSpace Marketing for several reasons. Still, a big reason was the references talked about what a company with over 25 years of experience in Aviation marketing had made for their companies.

The Proof of Concept (POC) from the BSU capstone engineering project is complete and should arrive in Sitka next week. This POC is the design that gets TISABAS off the floor and on wheels opening the door for other industries. Aviation is still our focus, but I am looking forward to continuing with this project when we have some time.

We have tapped into the AmeriCorps volunteers with hopes to use them in our assembly process. I am concerned that when the time comes to start assembling TISABAS there might not be workers willing to do so. Using our local AmeriCorp volunteers gives us the workforce we need, if necessary. It will give them a little spending money, and a new experience for their resume.

ASK

Please share our Wefunder site with **everyone** that you can.
https://wefunder.com/ramperinnovations

I am looking forward to sharing the excitement as we continue to build this company.

As always, please reach out if you have any questions.

Regards,

Tim

Tim J. Fulton
Chief Executive Officer / Founder

Ramper Innovations Inc.


RamperInnovations.com

TISABAS TM
Reducing Costs, Time & Injuries of Ground Handling Operations











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